As filed with the Securities and Exchange Commission on September 27, 2018

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

PRIORITY INCOME FUND, INC.
(Name of Subject Company (Issuer) AND Filing Person (Offeror))
Common Stock, Par Value $0.01 per share
(Title of Class of Securities)
74272V107 – Class R Common Stock
74272V206 – Class RIA Common Stock
74272V305 – Class I Common Stock
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

M. Grier Eliasek
Chief Executive Officer
Priority Income Fund, Inc.
10 East 40th Street, 42nd Floor
New York, NY 10016
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Steven B. Boehm, Esq.
Cynthia R. Beyea, Esq.
Eversheds Sutherland (US) LLP
700 Sixth Street, NW
Washington, DC 20001
Tel: (202) 383-0100
Fax: (202) 637-3593

CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE(1)
$4,269,007.80	$531.49

(1)
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2018, equals $124.50 per million dollars of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify persons filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid: $531.49	Filing Party: Priority Income Fund, Inc.
	Form or Registration No.: 005-88851	Date Filed: September 14, 2018

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

☐ Check the box if the filing is a final amendment reporting the results of the tender offer.

AMENDMENT NO. 1
SCHEDULE TO

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on September 14, 2018 (as amended by Amendment No. 1, the “Schedule TO”). This Schedule TO relates to the offer by Priority Income Fund, Inc., a Maryland corporation (the “Company”), to purchase up to $4,269,008 worth of its issued and outstanding common stock, par value $0.01 per share (the “Shares”), which amount represents the lesser of (i) the number of Shares it can repurchase with the proceeds it received from the sale of Shares under its distribution reinvestment plan during the quarter ended June 30, 2018, and (ii) 5% of the weighted average number of Shares outstanding for the prior calendar year. The number of Shares purchased pursuant to this Offer will be based on the net asset value per Share (“NAV per Share”) as of October 19, 2018. For example, at the Company’s NAV per Share of $13.50 as of July 20, 2018, the Company would purchase 316,223 Shares pursuant to this Offer. The number of Shares purchased pursuant to this Offer will be more or less than 316,223 in the event that the NAV per Share is different as of October 26, 2018. During any calendar year, we will limit the number of shares that we offer to repurchase to 20% of the weighted average number of Shares outstanding during the prior calendar year or 5% in each quarter. The weighted average number of Shares outstanding for the calendar year ended December 31, 2017 was 19,750,136. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 14, 2018 (as the same may be further amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), which, together with any amendments or supplements thereto, constitute the “Offer.”

The purpose of this Amendment No. 1 is to amend and supplement the Schedule TO and the Offer to Purchase to reflect an amendment to the Offer to Purchase to extend the expiration date from October 22, 2018 to October 29, 2018 in order to give the Company’s stockholders additional time to evaluate the Offer and to make other updates. Only those items amended are reported in this Amendment No. 1. Except as specifically provided herein, the information contained in this Schedule TO, the Offer to Purchase and the Letter of Transmittal remains unchanged. This Amendment No. 1 should be read in conjunction with the Schedule TO, the Offer to Purchase and the Letter of Transmittal.

Items 1 through 11.

Items 1 through 11 are hereby amended and supplemented as follows:
Each reference to the Expiration Date of “October 22, 2018” in the Offer to Purchase is hereby amended by replacing it with “October 29, 2018.”

Item 12. Exhibits.
Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit Description
(a)(2)(A) Public Announcement, dated September 27, 2018 (filed herewith).

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: September 27, 2018

Priority Income Fund, Inc.

By: /s/ M. Grier Eliasek
Name: M. Grier Eliasek
Title: Chairman, Chief Executive Officer and President